UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SCHERING AKTIENGESELLSCHAFT
(Name of Subject Company)

SCHERING AKTIENGESELLSCHAFT
(Name of Persons Filing Statement)

Ordinary Shares, no par value
(Title of Class of Securities)

DE 0007172009
(ISIN Number of Class of Securities)

American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share
(Title of Class of Securities)

806585204
(CUSIP Number of Class of Securities)

Ulrich Grohé, Esq.
Müllerstrasse 178
13353 Berlin
Federal Republic of Germany
Telephone: (011-49−30) 468−1111

(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copy to:
Peter S. Wilson, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019-7475
Telephone: (212) 474-1000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory note:

This document relates to the proposed offer of cash compensation by Dritte BV GmbH, a wholly owned subsidiary of Bayer Aktiengesellschaft, in connection with the planned domination and profit and loss transfer agreement between Dritte BV GmbH and Schering Aktiengesellschaft. After the proposed offer of cash compensation is made available to Schering Aktiengesellschaft shareholders, Schering Aktiengesellschaft will file with the U.S. Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer of cash compensation. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft are advised to read such solicitation/recommendation statement when it becomes available because it will contain important information. Holders of ordinary shares and American depositary shares of Schering Aktiengesellschaft will be able to obtain such solicitation/recommendation statement and other filed documents when they become available free of charge at the U.S. Securities and Exchange Commission’s website (http://www.sec.gov) and at Schering Aktiengesellschaft’s website (http://www.schering.de).

Convenience Translation –
German Version legally binding

Comfort Letter

Dritte BV GmbH, Leverkusen, registered in the commercial register of the Local Court in Cologne under HRB 52162 ("BV") intends to enter into a domination and profit and loss Transfer Agreement with Schering AG, Berlin, registered in the commercial register of the Local Court in Charlottenburg, Berlin, under 93 HRB 283 ("Schering") as a dependent enterprise (the "Corporate Group Agreement"). It is intended to agree under the Corporate Group Agreement on a compensation in terms of Section 305 German Stock Corporation law (Aktiengesetz) in an amount of EUR 89.00 per non-par share and on a guaranteed dividend in terms of Section 304 German Stock Corporation law (Aktiengesetz) in a gross amount of EUR 4.60 (net currently EUR 3.62) per non-par share.

As the 100% parent company of BV, we, Bayer AG, Leverkusen, registered in the commercial register of the Local Court in Cologne under HRB 51368 ("Bayer AG") hereby issue the following declaration:

Bayer AG undertakes without any restriction and irrevocably to ensure that BV is managed and financially supported in such a manner that BV is at all times in a position to timely perform all of its obligations under or in connection with the Corporate Group Agreement with Schering. Vis-à-vis the outside shareholders of Schering, Bayer AG guarantees irrevocably and without any restrictions that BV will fulfill all of the outside shareholders’ claims under or in connection with the Corporate Group Agreement between BV and Schering, especially those with respect to the payment of the guaranteed dividend and the compensation.

Leverkusen, this 27 July 2006

Bayer AG

Kühn	ppa. Müller